MARK R. GREER
312.807.4393
mark.greer@klgates.com
Direct Fax: 312.827.8010

April 11, 2014

VIA EDGAR

Mr. James O’Connor
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on March 14, 2014 regarding post-effective amendment no. 439 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 440 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”), and which is being made to register a new series of the Trust designated as the PowerShares Variable Rate Preferred Portfolio (the “Fund”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes from post-effective amendment no. 439, filed on January 28, 2014.

Pursuant to your request, we have included all missing data from the January 28th filing in our response below. In addition, all missing data and information from the January 28th filing will be incorporated into the next post-effective amendment.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 439.

Prospectus

1.                                      Comment:                                     Page 3: Please explain what it means for a security to be “functionally equivalent to preferred stock, including, but not limited to, convertible securities, depositary preferred stock, perpetual subordinated debt and various other traditional and hybrid issues of preferred stock.”  These “various” issues appear to go beyond what is included in the term “preferred stock.”  Please confirm that the Fund will invest at least 80% of its net assets in securities that, under generally accepted accounting procedures (“GAAP”), are treated as equity on the balance sheets of the issuers.  Otherwise, explain to us why the Fund’s name does not violate Rule 35d-1.

Response:                                        We have considered the staff’s comment carefully.  Based on our analysis, as discussed fully below, we respectfully disagree that the various issues described above are beyond what commonly is included in the term “preferred stock,” and we contend that they are part of that term for purposes of complying with Rule 35d-1 under the 1940 Act (the “Names Rule”).  We base this conclusion on (1) our belief that the use of the term “preferred” in the Fund’s name is not misleading in light of the detailed disclosure that the Fund’s prospectus provides regarding the types of investments in which the Fund may invest, (2) the common understanding of the term “preferred stock” (particularly in light of the Fund’s requirement to track its underlying index), and (3) our belief that limiting the Fund’s investments in the manner that the staff has requested would place the Fund and its shareholders at a competitive disadvantage vis-à-vis other exchange-traded funds (“ETFs”) that (i) pursue a similar investment objective, (ii) use similar principal investment strategies (including investments in hybrid and “functionally equivalent” securities), (iii) track similarly composed underlying indices, and (iv) employ the term “preferred” in their names — yet are not required to comply with a similar investment restriction as the staff suggests here.

(1)                                 The Fund’s name is not misleading.  The Securities and Exchange Commission (the “Commission”) adopted the Names Rule to guard against the use of misleading investment company names and to ensure that investors would be fully informed about the type of investments made by investment companies with such names.  The general test of whether a particular fund name is misleading under Section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”(1)  However, at the same time, the Commission stated that it “believes that investors should not rely on an investment company’s name as the sole source of information about a company’s investments and risks.”(2)  Therefore, in any Names Rule analysis, the facts and circumstances surrounding the use of the name also must be examined.(3)

The Fund is an ETF and, as such, is required (pursuant to an exemptive order granted by the Commission) to invest at least 90% of its total assets in securities included in its underlying index.  This requirement is stated in the first sentence of the Fund’s “Principal Investment Strategies” section.  This requirement also aligns with the expectation for index funds put forth by the Commission, which has said that such funds “generally

(1)                                 Investment Company Act Release IC-24828 (Jan. 17, 2001) (the “Adopting Release”) at text accompanying n. 44.

(2)                                 Id. at text accompanying n. 4.

(3)                                 See Id. at n. 47 (noting that whether names related to maturity are misleading “depends on all of the facts and circumstances, including other disclosure to investors.”)

would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”(4)

The Fund’s investment objective is to seek investment results that generally correspond (before fees and expenses) to the price and yield of its underlying index, the Wells Fargo® Hybrid and Preferred Securities Floating and Variable Rate Index.  The name of the index specifically states that it will include hybrid securities and preferred securities.  The Fund notes that the index name is disclosed in the Fund’s investment objective, and its composition and methodology are disclosed throughout the prospectus, including in the summary section under “Principal Investment Strategies.”  That section also clearly states that, under normal market conditions, the Fund generally will invest in hybrid securities included in the underlying index that are functionally equivalent to preferred stock.  The prospectus also defines the characteristics of those securities that the Fund deems to be functionally equivalent securities as securities that are preferred over common stock within a company’s capital structure.  We also note that the other economic characteristics of hybrid securities that make them “functionally equivalent” to preferred stock are disclosed prominently in the Fund’s summary prospectus under the “Principal Investment Strategies” section and under the “Principal Risks — Hybrid Securities” section.

Accordingly, the facts and circumstances surrounding the Fund’s use of the term “preferred” in its name fully support the view that the Fund’s name is not materially deceptive or misleading.  Based on all the information presented to investors in the first sections of the Fund’s summary prospectus, investors will be able to fully understand the types of securities into which the Fund primarily will invest.

(2)                                 The use of the term “preferred” contains securities that are “functionally equivalent” to preferred stock.  As the Commission previously stated, “[a]n investment company’s name, like any other single piece of information about an investment, cannot tell the whole story about the investment company.”(5)  As such, a fund must explain any term used in its name to help investors understand the scope of its investment strategy.  In doing so, “an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”(6)  When developing a definition of terms for Names Rule purposes, a fund “should consider all pertinent references, including, for example, industry indices … and definitions used in financial publications” that are consistent with common usage.(7)

We note that the word “preferred” in the Fund’s name, all as described in the principal investment strategies section of the Fund’s prospectus, means gaining exposure to securities selected by the index provider that are preferred over common stock within an

(4)  Adopting Release at text accompanying n. 16.

(5)  Id.at text accompanying n. 5.

(6)  Id.at fn. 43.

(7)  Frequently Asked Questions About Rule 35d-1, Question no. 6.

issuer’s capital structure.  At any given point, in investing in the component securities of its underlying index, the Fund could be invested primarily in traditional preferred stock, invested primarily in nontraditional but functionally equivalent “hybrid” securities, or invested to some degree in both, as determined by the components of the underlying index selected by the index provider.  Generally, however, at least 90% of the Fund’s total assets will be invested in securities that are preferred over common stock in an issuer’s capital structure; therefore, the disclosure in the Fund’s prospectus accurately describes the Fund’s investment strategy.

Additionally, as described further below, the Fund notes that other ETFs that have the word “preferred” in their name also invest in underlying indices with similar names that include hybrid and “functionally equivalent” preferred securities.  Therefore, the Fund believes that this common understanding of the word “preferred” as used in the context of a “preferred security” is the predominant meaning of the word.  As such, the Fund believes that the use of the word “preferred” does not restrict the Fund exclusively to investments in traditional preferred stock for purposes of the Names Rule.  In light of the foregoing, we believe that the Commission would be unable to find anything in the Fund’s name, based on the term’s commonly understood meaning and usage, that would lead a reasonable investor to conclude that that the Fund invests in a manner that is inconsistent with its intended investment strategy.

(3)                                 Restricting the Fund’s investments in the manner suggested would unfairly disadvantage the Fund in the marketplace.  Finally, we respectfully submit that requiring the Fund to adhere to the staff’s comment to exclude functionally equivalent securities for purposes of the Names Rule would place the Fund and its shareholders at a competitive disadvantage vis-à-vis other ETFs with similar names, underlying indices, investment objectives and investment strategies.

We surveyed several other ETFs that also invest in preferred stock and use that term in their names (the “Similar ETFs”)(8) and noted that all have implemented an 80% investment requirement pursuant to the Names Rule to invest in preferred securities.  However, each Similar ETF, for purposes of calculating its 80% investment requirement, defines “preferred securities” as those securities included in the Similar ETF’s underlying index.(9)  The Similar ETFs also describe that their respective underlying index may

(8)  The “Similar ETFs” are the iShares U.S. Preferred Stock ETF, the iShares International Preferred Stock ETF, the SPDR Wells Fargo Preferred Stock ETF and the Market Vectors Preferred Securities Ex Financials ETF.

(9)  See, e.g., the SPDR Wells Fargo Preferred Stock ETF, which generally invests substantially all, but at least 80%, of its total assets in securities comprising its underlying index, which includes hybrid securities.  In addition, we note that many of these underlying indices include the term “hybrid,” even though the names of the Similar ETFs tracking those indices do not (see, e.g., the Market Vectors Preferred Securities Ex Financials ETF, which tracks the Wells Fargo Hybrid and Preferred Securities ex Financials Index.)

include hybrid or functionally equivalent preferred securities and that these securities also are included in the 80% investment calculation.(10)

Similar ETFs currently selling shares to the public include the term “preferred stock” in their name, as opposed to the Fund’s use of just the term “preferred.” However, these Similar ETFs nevertheless invest in hybrid and functionally equivalent securities (even though such hybrid securities might not be encompassed in those Similar ETF’s narrower names).  If the Fund were to restrict its investments specifically to preferred stock as the staff requests, it would stand at a competitive disadvantage to those funds that do not appear to be similarly limited.  Consequently, the Fund will be handicapped as it competes for investors with similar funds that do not operate under similar investment limitations.  For these reasons, as the Fund attempts to grow its assets, which will lower expenses for its shareholders, the Fund always will be compared to peer ETFs that have greater investment flexibility.  This will place the Fund at a competitive disadvantage and does not serve the long-term best interests of the Fund, its shareholders or the investing public.

Conclusion.  We respectfully disagree that the use of the term “preferred” in the Fund’s name requires that the Fund must, under normal circumstances, invest at least 80% of its net assets solely in preferred stocks and excludes hybrid and “functionally equivalent” securities from that definition.  We also respectfully submit that the use of the term “preferred” in the Fund’s name is not remotely materially deceptive or misleading in light of the detailed disclosure included in the Fund’s registration statement.  We recognize that the staff may have a different view, and should the Commission find that the use of the term “preferred” in a fund’s name specifically requires the Fund and similarly-situated funds to adhere to the staff’s comment or some other investment restriction, the Fund undertakes that it will revise its investment policies accordingly, or re-evaluate using the term “preferred” in its name.

2.                                      Comment:                                     Page 4: We note that variable rate securities are not preferred stock.  Please confirm that the Fund’s investments will not exceed 20% of net assets as required by Rule 35d-1.

Response:                                        Please see the response to comment no. 1.  Additionally, we note that these variable rate preferred securities operate in the same manner as traditional preferred stock, except that rather than provide a fixed rate, their dividend rate varies.  We note that the prospectus states that variable rate preferred securities will have the same economic characteristics as traditional fixed rate preferred securities (i.e., preference over common stock and priority of payment of dividends).

3.                                      Comment:                                     Page 4: Please clarify how investments in “functionally equivalent” securities above 20% of the Fund’s net assets would not violate Rule 35d-1.

(10)  We also note that some Similar ETFs use the term “preferred” in their names, but nevertheless also invest in hybrid securities (see, e.g., the iShares U.S. Preferred Stock ETF, which tracks the S&P U.S. Preferred Stock Index, an index that may include “various other traditional and hybrid issues of preferred stock.”).

Response:                                        Please see the response to comment no. 1.

4.                                      Comment:                                     Page 4: With respect to the statement in the section “Preferred Securities Risk” that preferred stocks “often are treated as equity-like instruments,” in our view, preferred stock is always equity, but “functionally equivalent” and “equity-like” securities may or may not be equity securities. Please clarify that such investments actually would be considered preferred stock.

Response:                                        Please see our response to comment no. 1.  We note that we have revised this risk to clarify the specific risks unique to traditional preferred stock (revising the title from “Preferred Securities Risk” to “Preferred Stock Risk”), and we have included other language specifically disclosing risks associated with hybrid and other preferred securities.  The revised language for this section now reads as follows:

“Preferred ~~Securities~~Stock Risk. Preferred ~~securities are~~stock is subject to issuer-specific and overall market risks that are generally applicable to equity securities as a whole; however, there are special risks associated with investing in preferred s~~ecurities~~stock.  Preferred s~~ecurities~~stock may be less liquid than many other types of securities, such as common stock~~s~~, and generally ~~offer~~provides no voting rights with respect to the issuer.  Preferred s~~ecurities~~stock also faces greater risks of non-payment, as it may be subordinated to bonds or other debt instruments in an issuer’s capital structure, meaning that an issuer’s preferred stock generally pays dividends only after the issuer makes required payments to holders of its bonds and other debt.  ~~This subjects preferred securities to a greater risk of non-payment than more senior securities.  Securities that are functionally equivalent to preferred securities are issued and trade in a manner similar to traditional perpetual preferred securities.  Such securities generally have a lower par amount, may allow the issuer to defer interest or dividend payments and are equal to preferred shares or the lowest level of subordinated debt in terms of claims to the issuer’s assets in the event of liquidation.~~  Because of ~~their~~ the subordinated position of preferred stock in ~~the~~ an issuer’s capital structure ~~the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred stocks often are treated as equity-like instruments by both issuers and investors, such stock’s,~~ its quality and value depends heavily on an issuer’s profitability and cash flows rather than on any legal claims to specific assets.  Also, in certain circumstances, an issuer of a preferred ~~security~~ stock may call or redeem it prior to a specified date or may convert it to common stock, all of which may negatively impact its return.”

5.                                      Comment:                                     Page 4: Please delete the following sentence from the “Interest Rate Risk” disclosure, as it is not a risk: “When the general level of interest rates goes down, the prices of preferred securities may go up.”

Response:                                        We have deleted this sentence as requested.

6.                                      Comment:                                     Page 5: Please clarify whether variable and floating rate securities in which the Fund will invest will be accounted for as debt or equity by the issuers.

Response:                                        Please see our response to comment no. 1.  Additionally, we note that the Fund will attempt to track its underlying index primarily by investing in the securities that comprise that index, and that the index provider (not the Fund’s investment adviser) will select those securities.  Therefore, the Fund cannot predict what securities will be included in the index or how an issuer of those securities will treat those securities (whether as equity or debt) under GAAP.  Moreover, we note that the Fund is unaware of any rule or interpretation set forth by the Commission that uses treatment under GAAP as the determining factor as to whether a security should be considered equity or debt for purposes of complying with a fund’s Names Rule.  (In fact, we believe that such a determination is a matter of state law and is not an accounting determination.)  Rather, as stated in the response to comment no. 1, the determination for purposes of compliance with Rule 35d-1 depends on all the facts and circumstances.  For the reasons set forth in our response to comment no. 1, we believe that the variable and floating rate securities will be preferred securities for purposes of the Fund’s Names Rule.

7.                                      Comment:                                     Page 5: Please delete the following sentence from the “Variable- and Floating-Rate Securities Risk” disclosure: “Due to their variable- or floating-rate features, these securities generally will pay higher levels of income in a rising interest rate environment; however …”.

Response:                                        We have deleted that language as requested.

8.                                      Comment:                                     Page 7: Please revise the disclosure under the section “Tax Information” to state that the Fund’s distributions are taxable, and generally will be taxed as ordinary income, capital gains, or some combination of both, unless an investor is investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case distributions generally will be taxed when withdrawn from the tax-deferred account.

Response:                                        We have revised the disclosure to clarify that the Fund’s distributions are taxable, and then state generally the manner how they will be taxed.  The revised language now reads as follows:

“The Fund’s distributions ~~generally~~ will be taxable, generally as either ordinary income or long-term capital gains.  A sale of Shares may result in capital gain or loss.”

9.                                      Comment:                                     Page 12: Confirm to us that variable rate preferred securities are treated by their issuers as equity securities under GAAP.

Response:                                        Please see our responses to comments no. 1 and 6.

10.                               Comment:                                     Page 12: Consider moving the “Small- and Mid-Capitalization Company Risk” from the section “Additional Risks of Investing in the Fund” to the summary portion of the prospectus.

Response:                                        We have moved this risk from the “Additional Risks of Investing in the Fund” section to the section on principal risks of the Fund in the summary prospectus section, as well as to the section “Principal Risks of Investing in the Fund” in the statutory portion of prospectus.

Statement of Additional Information

11.                               Comment:                                     Page 3: With regard to fundamental investment restriction (4), relating to the lending of portfolio securities, please disclose, where appropriate, the conditions that must be met whenever the Fund’s portfolio securities are loaned.  The collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.  Please also describe the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities.  Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response:                                        We hereby confirm that the Fund currently does not intend to lend the securities in its portfolio. Should the Fund engage in such transactions at a later date, we confirm that we will amend or supplement the registration statement accordingly to disclose the conditions that must be met whenever portfolio securities are loaned.

We supplementally note that the Statement of Additional Information already contains disclosure (i) describing the role of the Board of Trustees in the risk oversight of the Fund to the extent required by Form N-1A and (ii) explaining that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.  That language reads as follows:

“With respect to restrictions (2), (4)(ii) and (iii), and (7), in the event that the Fund’s borrowings, repurchase agreements and loans of portfolio securities at any time exceed 331/3% of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings or loans) due to subsequent changes in the value of the Fund’s assets or otherwise, within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the amount of its borrowings, repurchase agreements and loans of portfolio securities to an extent that such borrowings, repurchase agreements and loans will not exceed 331/3% of the value of the Fund’s total assets (including the amount borrowed or loaned) less the Fund’s liabilities (other than borrowings or loans).”

12.                               Comment:                                     Page 3:  Fundamental investment restriction (7), relating to the issuance of senior securities, appears to be too narrow to accommodate any derivatives strategies of the Fund.  As an open-end fund, the Fund is not permitted under the 1940 Act to issue senior securities, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act. Nevertheless, with respect to the Fund’s investments in various derivatives that may constitute senior securities, the issue of compliance with Section 18(f)(1) will not be raised with the Commission by the Division of Investment Management where the Fund maintains either the asset coverage required by Section 18(f)(1) and (h) or the appropriate asset segregation. Was the restriction’s exception intended to reference the relevant regulations, releases, and staff guidance applicable to the issuance of senior securities by investment companies?

Response:                                        Yes, the staff is correct that the exception set forth in fundamental investment restriction (7) is intended to reference the relevant regulations, releases, and staff guidance applicable to the issuance of senior securities.  The Fund believes that fundamental investment restriction (7), as currently written, presently encompasses those suggested additions and is broad enough to accommodate the investment strategies of the Fund.  In particular, we note that the exemptive rules, regulations and orders of the Commission are necessarily subsumed by the phrase “as permitted by the 1940 Act,” and we note that the Fund similarly views the interpretive and no-action positions provided by the staff as similarly addressing conduct that is “permissible under the 1940 Act.”  In addition, the Fund notes the desirability of maintaining, to the extent possible, similar fundamental investment restrictions across the Trust’s various series.  As a consequence, after considering the staff’s views, the Fund respectfully declines to amend the restriction.

13.                               Comment:                                     Page 4:  Please explain what the term “functionally equivalent” securities means.  Please explain to us how securities that are functionally equivalent satisfy the requirements of Rule 35d-1.

Response:                                        Please see our response to comment no. 1.

*                                         *                                         *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Anna Paglia, Esq.

PowerShares Exchange-Traded Fund Trust II
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

April 11, 2014

BY EDGAR

Mr. James E. O’Connor
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i)                                     The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)                                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)                               The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia

Name:	Anna Paglia
Title:	Secretary